QIWI PLC 12 Kennedy Avenue, Kennedy Business Centre, 2nd Floor, 1087-Nicosia, Cyprus +357 22-65-33-90, fax +357 22-76-09-18, office@qiwi.com.cy, qiwi.com

February 3, 2023

VIA EDGAR

Division of Corporation Finance Office of Trade & Services U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Attn:	Robert Shapiro Lyn Shenk Nicholas Nalbantian Cara Wirth

RE:	QIWI PLC
Form 20-F for Fiscal Year Ended December 31, 2021
Filed April 29, 2022
File No. 001-35893

Ladies and Gentlemen:

I am writing on behalf of QIWI PLC (“QIWI”, “Company” or “we”) in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the letter from the Division of Corporation Finance dated January 26, 2023 (the “Comment Letter”) with respect to the above-referenced Form 20-F for the fiscal year ended December 31, 2021 (the “Form 20-F”) as filed with the Commission on April 29, 2022.

This letter is being filed with the Commission electronically via the EDGAR system today. The headings and numbered paragraphs below correspond to the headings and numbered paragraphs set forth in the Comment Letter. For the Staff's convenience, we have set forth below each of the numbered comments of your letter in italics followed by QIWI’s responses thereto. Capitalized terms used but not defined in this letter have the meanings given to them in the Form 20-F.

Robert Shapiro

Lyn Shenk

Nicholas Nalbantian

Cara Wirth

January 26, 2023

Response Dated January 26, 2023

Board of Directors, page 116

Comment 1:

We note your response to comment 10 and we reissue it. In future filings, please include the information that was provided in response to this comment regarding the types of reports that the board regularly receives and analyzes from management. Also, please specifically describe the extent and nature of the role of the board in overseeing risks related to Russia’s invasion of Ukraine, if any.

Company Response:

We respectfully note the Staff’s comment to our disclosure on page 116 of the Form 20-F and we confirm that in future filings we will include the types of reports that the board regularly receives and analyzes from QIWI’s management regarding various matters, including amongst others sanctions compliance, risk management status, cybersecurity statistics, employee matters, KPI updates and updates on other matters related to Company’s operations in the countries in which we operate.

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We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions or comments with respect to this matter, please contact the undersigned at +35725028091 or ir@qiwi.com.

Sincerely,

/s/ Alexey Mashchenkov
Chief Financial Officer